260 Jimmy Ann Dr.

Daytona Beach, FL 32114

www.topbuild.com

VIA EDGAR

June 11, 2015

Re:	TopBuild Corp. (f/k/a Masco SpinCo Corp.) Registration Statement on Form 10 File No. 001-36870

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:	David Korvin
Erin Jaskot
Kevin Stertzel
John Cash

Dear Mr. Korvin:

TopBuild Corp., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement on Form 10 (File No. 001-36870) (as amended to date, the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:01 p.m. Eastern Daylight Time on June 15, 2015, or as soon thereafter as is practicable.

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the reasons for this request are as follows: the Board of Directors of Masco Corporation, a Delaware corporation (“Masco”), has taken several actions in connection with the spin-off (the “Spin-off”) of the Company from Masco, including  establishing the distribution ratio for the Spin-off, setting June 19, 2015 as the record date for the distribution of shares of common stock of the Company, and setting a distribution date of June 30, 2015.  Masco and the Company would like to commence immediately the process of mailing the Information Statement, which is filed as an exhibit to the Registration Statement, to stockholders as soon as possible.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

the action of the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

2	June 11, 2015

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please do not hesitate to contact the undersigned at (313) 792-6314. We respectfully request that we be notified of the effectiveness of the Registration Statement by a telephone call to the undersigned and that such effectiveness also be confirmed in writing.

Sincerely,

TopBuild Corp.

By:	/s/ Kenneth G. Cole
	Name:	Kenneth G. Cole
	Title:	Vice President and Secretary